OPTEX SYSTEMS HOLDINGS, INC.

1420 Presidential Drive

Richardson, TX 75081

July 19, 2012

VIA EDGAR

Amanda Ravitz

Tim Buchmiller

Tom Jones

United States Securities and Exchange Commission

Washington, D.C. 20549

Mailstop 3030

Re:	Optex Systems Holdings, Inc.

Post Effective Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-159334)

Gentlepersons:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Optex Systems Holdings, Inc. (the “Registrant”), hereby requests that the effectiveness under the Securities Act of 1933, as amended, of the above-captioned Post Effective Amendment No. 1 to Registration Statement on Form S-1, as amended, be accelerated to 5:00 p.m. eastern time on July 19, 2012, or as soon thereafter as practicable.

In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

•	Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Registrant may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jolie Kahn, Esq. at (215) 253-6645 with any questions you may have concerning this request. In addition, please notify Ms. Kahn when this request for acceleration has been granted.

Very truly yours,

/s/ Stanley A. Hirschman

Stanley A. Hirschman

cc: Jolie Kahn, Esq.